Exhibit 99.1

Dear Evogene Shareholders:

You are cordially invited to attend a Special General Meeting of Shareholders, or the Meeting, which will be held at 3:00 p.m. (Israel time) on Tuesday, March 15, 2016, at our offices at 13 Gad Feinstein Street, Park Rehovot, Rehovot 7612002, Israel. At the Meeting, the following proposal will be on the agenda:

Adoption of a U.S. Addendum to our Evogene Ltd. 2013 Share Option Plan, or the 2013 Plan, under which incentive stock options may be granted to our U.S. subsidiary employees and to any other employees of any U.S affiliate of the Company that may be incorporated in the future in accordance with the U.S. Internal Revenue Code of 1986, as amended.

The Board has unanimously approved the above proposal, and recommends that you vote in favor thereof.

Approval of the above proposal requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the proposal (excluding abstentions).

The attached proxy statement further describes the proposal to be considered at the Meeting. That proxy statement and the enclosed proxy card are being furnished to the Securities and Exchange Commission, or the SEC, in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov and from our website at  http://investors.evogene.com/sec-filings.aspx.  The proxy statement and proxy card are also available on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), and may furthermore be obtained by contacting our company at 13 Gad Feinstein Street, Park Rehovot, P.O.B. 2100, Rehovot 7612002, Israel, Attention: Merav Shaul Shalem, Legal Advisor and Sassi Masliah, Company Secretary, facsimile number 972-8-9466724, e-mail address: meravs@evogene.com.

Your vote is important to us. If you are unable to attend the Meeting in person, we request that you submit your vote in one of the manners described in the attached proxy statement.

If you vote via a proxy card, if you properly execute it, it will be voted in the manner directed by you. If no direction is made, your proxy will be voted “FOR” the proposal on the agenda.  If you attend the Meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the enclosed proxy statement and on the enclosed proxy card.

By order of the Board of Directors,

/s/ Martin S. Gerstel
Martin S. Gerstel
Chairman of the Board

EVOGENE LTD.

13 Gad Feinstein St.
Park Rehovot P.O.B 2100
Rehovot 7612002, Israel

__________________________

PROXY STATEMENT
_________________________

SPECIAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Evogene Ltd., to which we refer as Evogene or the Company, to be voted at a Special General Meeting of Shareholders of the Company, or the Meeting, and at any adjournment thereof, pursuant to the Notice of Special General Meeting of Shareholders that was published by the Company on January 28, 2016. The Meeting will be held at 3:00 p.m. (Israel time) on Tuesday, March 15, 2016, at our offices at 13 Gad Feinstein Street, Park Rehovot, Rehovot 7612002, Israel.

This Proxy Statement, the attached cover letter from our Chairman of the Board, and the enclosed proxy card or voting instruction form are being distributed to holders of Evogene ordinary shares, par value NIS 0.02 per share, or ordinary shares, on or about February 9, 2016.

You are entitled to vote at the Meeting if you held ordinary shares as of the close of business on Thursday, February 4, 2016, the record date for the Meeting (to which we sometimes refer as the Record Date).  You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below.  Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Item

The sole proposal on the agenda for the Meeting is the adoption of a U.S. Addendum to the Company’s 2013 Share Option Plan, or the 2013 Plan, under which incentive stock options may be granted to our U.S. subsidiary employees and to any other employees of any U.S affiliate of the Company that may be incorporated in the future in accordance with the U.S. Internal Revenue Code of 1986, as amended.

We will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” the above proposal.

Quorum

As of the close of business on January 29, 2016, we had 25,436,862 ordinary shares issued and outstanding.  Each ordinary share outstanding as of the Record Date is entitled to one vote upon the proposal to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or submit proxies, provided that they hold shares representing at least twenty-five percent (25%) of the voting power in the Company.  If such quorum is not present within one-half hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week, to the same day, time and place, or to such other date, time and place that may be determined by our Board and for which notice is provided to our shareholders. If shares possessing 25% of the voting power in the Company are not present for the adjourned meeting, any one shareholder attending in person or by proxy will constitute a quorum, regardless of the number of shares held, or voting power possessed, by such shareholder.

Vote Required for Approval of the Proposal

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of the proposal.

Who Can Vote

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on Thursday, February 4, 2016, the Record Date.  You are also entitled to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on February 4, 2016, or which appear in the participant listing of a securities depository on that date.

How You Can Vote

You can vote your ordinary shares by attending the Meeting.  If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a broker, trustee or nominee in the United States) and shares held through a Tel Aviv Stock Exchange, or TASE, member. Record holders of shares will receive proxy cards. Holders of shares in “street name” in the United States will receive voting instruction forms in order to instruct their banks, brokers or other nominees on how to vote, and may be able to submit such instructions via the Internet.  Holders of shares in “street name” through a TASE member may also vote via a proxy card or via the Internet, but through a different procedure (as described below).

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or your shares are registered in your name in book-entry form in the Direct Registration System), you can submit your vote by completing, signing and submitting (in the enclosed envelope) a proxy card, which has or will be sent to you and which will be accessible at the “Investor Relations” portion of the Company’s website, as described below under “Availability of Proxy Materials”.  You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.  Except if the Chairman of the Meeting determines otherwise, we will not be able to count a proxy card unless we receive it at our principal executive offices at the above address, or our registrar and transfer agent receives it in the enclosed envelope, not less than forty-eight (48) hours prior to the time fixed for the Meeting (that is, by 3:00 p.m. (Israel time) on Sunday, March 13, 2016).

Please follow the instructions on the proxy card.  If you provide specific instructions (by marking a box) with regard to the proposal, your shares will be voted as you instruct.  If you sign and return your proxy card without giving specific instructions your shares will be voted in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendation of the Board on any other matters that properly come before the Meeting.

Shareholders Holding in “Street Name” in the United States

If you hold ordinary shares in “street name” in the United States, that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with your voting instructions (by completing and mailing the enclosed voting instruction form).  If no instructions are received by the bank, broker or other nominee from you with respect to the proposal on or before the date established for such purpose, the bank, broker or other nominee will not vote your shares (commonly referred to as a “broker non-vote”). In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but will not be considered “present” for the purpose of voting on the proposal. Such shares have no impact on the outcome of the voting on the proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on the proposal.

You may also submit voting instructions to a broker, trustee or nominee via the internet (at www.proxyvote.com).  Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions.

Shareholders Holding in “Street Name,” Through the TASE

If you hold ordinary shares in “street name” in Israel, that is, through a bank, broker or other nominee that is admitted as a member of the Tel-Aviv Stock Exchange, or the TASE, your shares will only be voted if you provide instructions to the bank, broker or other nominee as to how to vote, or if you attend the Meeting in person.

If voting by mail, you must sign and date a proxy card in the form filed by us on MAGNA on February 4, 2016 and attach to it a proof of ownership certificate (“ishur ba’alut”) from the TASE Clearing House member through which the shares are held indicating that you were the beneficial owner of the shares on the Record Date (February 4, 2016). Please then deliver or mail (via registered mail) your completed proxy and proof of ownership certificate to our offices at 13 Gad Feinstein St, Park Rehovot P.O.B 2100, Rehovot 7612002, Israel, Attention: Merav Shaul Shalem, Legal Advisor.

If you choose to attend the Meeting (where ballots will be provided), you must bring the proof of ownership certificate. If you seek to change or revoke your voting instructions, you must contact the broker.

Following recent legislative changes, the Israel Securities Authority has set up an electronic voting system for shareholder meetings of Israeli companies whose shares are listed on the TASE via its MAGNA online platform. Shareholders are able to vote their shares through the system, following a registration process, no later than six hours before the time fixed for the Meeting. Shareholders may revoke any electronic vote by voting through the electronic voting system on a later date (such later date must precede the date of the Meeting), or by voting in person at the Meeting.

Multiple Record Shareholders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction forms. For example, shareholders who hold ordinary shares in more than one brokerage account will receive a separate voting instruction form or proxy card for each brokerage account in which shares are held. Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction form that you receive in order to ensure that all shares that you own are voted.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about February 9, 2016. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, http://investors.evogene.com/sec-filings.aspx. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of January 29, 2016 by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the U.S. Securities and Exchange Commission, or SEC, and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options  that are currently exercisable or exercisable within 60 days of January 29, 2016, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 25,436,862 ordinary shares outstanding as of January 29, 2016.

Unless otherwise noted below, each shareholder’s address, for this purpose, is c/o Evogene Ltd., 13 Gad Feinstein Street, Park Rehovot, P.O.B 2100, Rehovot 7612002, Israel.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Executive Officers and Directors
Ofer Haviv (1)	656,875	2.58%
Ido Dor (2)	45,123	*
Dr. Eyal Emmanuel (3)	97,433	*
Assaf Kacen (4)	178,635	*
Dr. Hagai Karchi (5)	385,285	1.51%
Eran Kosover (6)	26,246	*
Eyal Leibovitz (7)	-	-
Assaf Oron (8)	93,750	*
Martin S. Gerstel (9)	412,756	1.62%
Dr. Michael Anghel (10)	21,250	*
Ziv Kop (11)	5,000	*
Dr. Adina Makover (12)	18,924	*
Akiva Mozes (13)	5,000	*
Leon Y. Recanati (14)	863,235	3.39%
Dr. Simcha Sadan (15)	58,525	*
Dr. Kinneret Livnat Savitsky (16)	13,750	*
All executive officers and directors as a group (16 persons)	2,881,787	11.33%

Principal Shareholders
Entities affiliated with Psagot Investment House Ltd. (17)	2,476,361	9.74%
Monsanto Company (18)	1,636,364	6.43%
Entities affiliated with Waddell & Reed Financial, Inc. (19)	3,059,732	12.03%
Entities affiliated with Migdal Insurance & Financial Holdings Ltd. (20)	2,155,450	8.47%
Entities affiliated with Harel Insurance Investments & Financial Services Ltd. (21)	1,441,556	5.67%
Entities affiliated with The Phoenix Holding Ltd. (22)	1,296,561	5.10%

* Less than 1%.

(1)	Consists of ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of January 29, 2016.
(2)	Consists of ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of January 29, 2016.
(3)	Consists of ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of January 29, 2016.
(4)	Consists of ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of January 29, 2016.
(5)	Consists of 90,000 ordinary shares and 295,285 ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of January 29, 2016.
(6)	Consists of ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of January 29, 2016.
(7)	No options to purchase ordinary shares will be vested and exercisable within 60 days of January 29, 2016.
(8)	Consists of ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of January 29, 2016.
(9)
Includes 63,750 ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of January 29, 2016. Also includes 349,006 ordinary shares, consisting of: (a) 133,815 shares ordinary shares held by Martin S. Gerstel and (b) 215,191 shares held by Shomar Corporation, over which Martin S. Gerstel and his wife Mrs. Shoshana Gerstel possess voting and investment power.

(10)	Consists of ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of January 29, 2016.
(11)	Consists of ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of January 29, 2016.
(12)	Consists of 1,424 ordinary shares and 17,500 ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of January 29, 2016.
(13)	Consists of ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of January 29, 2016.
(14)	Consists of 838,860 ordinary shares and 24,375 ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of January 29, 2016.
(15)
Consists of 34,150 ordinary shares, held by S.M.B. Ltd., over which Dr. Simcha Sadan possesses voting and investment power and 24,375 ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of January 29, 2016.

(16)	Consists of ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of January 29, 2016.
(17)
This information is based upon a Schedule 13G/A filed by Psagot Investment House Ltd. with the SEC on February 18, 2015. These ordinary shares are held for members of the public through, among others, portfolio accounts managed by Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., mutual funds managed by Psagot Mutual Funds Ltd., provident funds managed by Psagot Provident Funds and Pension Ltd., and pension funds managed by Psagot Pension (Haal) Ltd., according to the following segmentation: (i) 703,349 ordinary shares beneficially owned by portfolio accounts managed by Psagot Securities Ltd.; (ii) 749,634 ordinary shares beneficially owned by Psagot Exchange Traded Notes Ltd.; (iii) 109,023 ordinary shares beneficially owned by mutual funds managed by Psagot Mutual Funds Ltd. (of this amount, 9,450 ordinary shares may also be considered beneficially owned by Psagot Securities Ltd., but are not included in the shares beneficially owned by Psagot Securities Ltd.); and (iv) 914,356 ordinary shares beneficially owned by provident funds managed by Psagot Provident Funds and Pension Ltd. Each of the foregoing companies is a wholly-owned subsidiary of Psagot Investment House Ltd. The principal address of Psagot Investment House Ltd. is 14 Ahad Ha’am Street, Tel Aviv 65142, Israel.

(18)
This information is based upon a Schedule 13G filed by Monsanto Company with the SEC on February 13, 2015. Monsanto Company is a Delaware corporation and is listed on the NYSE and possesses voting and dispositive investment power over these ordinary shares. The principal address for Monsanto Company is 800 North Lindbergh Boulevard, St. Louis, Missouri 63167 USA.

(19)
This information is based upon a Schedule 13G filed with the SEC on February 13, 2015 jointly by (i) Waddell & Reed Financial, Inc., or WRF; (ii) Waddell & Reed Financial Services, Inc., or WRFS, a subsidiary of WRF; (iii) Waddell & Reed Inc., or WRI, a subsidiary of WRFS; (iv) Waddell & Reed Investment Management Company, or WRIMCO, a subsidiary of WRI; and (v) Ivy Investment Management Company, or IICO, a subsidiary of WRF. According to this Schedule 13G filed with the SEC on February 13, 2015, the investment advisory contracts grant IICO and WRIMCO investment power over securities owned by their advisory clients and the investment sub-advisory contracts grant IICO and WRIMCO investment power over securities owned by their sub-advisory clients and, in most cases, voting power. Any investment restriction of a sub-advisory contract does not restrict investment discretion or power in a material manner. These ordinary shares are held according to the following segmentation with direct or indirect voting and dispositive power as indicated: WDR: 3,059,732 (indirect); WRFSI: 1,330,502 (indirect); WRI:  1,330,502 (indirect); WRIMCO:  1,330,502 (direct); and IICO: 1,729,230 (direct). The principal address for these entities is 6300 Lamar Avenue, Overland Park, KS 66202.

(20)
This information is based upon a Schedule 13G filed by Migdal Insurance & Financial Holdings Ltd., or Migdal, with the SEC on February 10, 2015. According to this Schedule 13G, 2,155,450 ordinary shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal, according to the following segmentation: (i) 1,115,409 ordinary shares are held by Profit participating life assurance accounts; (ii) 777,947 ordinary shares are held by Provident funds and companies that manage provident funds and (iii) 132,712 ordinary shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. Finally, 129,382 ordinary shares are beneficially held for their own account (Nostro account). The principal address of Migdal is 4 Efal Street; P.O. Box 3063; Petach Tikva 49512, Israel.

(21)
This information is based upon a Schedule 13G/A filed by Harel Insurance Investments & Financial Services Ltd., or Harel, with the SEC on January 28, 2016. According to this Schedule 13G/A (i) 1,374,430 ordinary shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Harel, (ii) 66,653 ordinary shares are held by third party client accounts managed by a subsidiary of Harel as portfolio managers, and (iii) 473 ordinary shares are beneficially held for their own account (Nostro account). The principal address of Harel is Harel House, 3 Abba Hillel Street, Ramat Gan 52118 Israel.

(22)
This information is based upon a Schedule 13G filed by The Phoenix Holdings Ltd., or The Phoenix, with the SEC on June 9, 2015. The Phoenix is a majority owned subsidiary of Delek Group Ltd., or Delek. The majority of Delek’s outstanding share capital and voting rights are held, directly or indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public. The ordinary shares reported in the Schedule 13G are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of The Phoenix, each of which is independently managed and makes its own voting and investment decisions. The ordinary shares reported in this Schedule 13G are held as follows: Excellence pension and provident funds (261,037.5 ordinary shares), Excellence trust funds (59,570 ordinary shares), Excellence ETFs (832,348.5 ordinary shares), The Phoenix “nostro” accounts (37,772 ordinary shares), The Phoenix pension and provident funds (1,475 ordinary shares), linked insurance policies of The Phoenix (19,085 ordinary shares), and a partnership for investing in the TA 100 (85,272.5 ordinary shares). The principal address of The Phoenix is Derech Hashalom 52, Givataim, Israel 53454.

PROPOSAL 1
ADOPTION OF U.S. ADDENDUM TO THE COMPANY’S 2013 SHARE OPTION PLAN

Background

Evogene maintains three share option and incentive plans: the Evogene Share Option Plan (2002), the Evogene Ltd. Key Employee Share Incentive Plan, 2003, and the Evogene Ltd. 2013 Share Option Plan, or the 2013 Plan. All such option and incentive plans provide for the grant of options to purchase our ordinary shares. The 2013 Plan is the only plan under which we currently grant options. A copy of the 2013 Plan is annexed as Exhibit 10.12 to Amendment No. 1 to our Registration Statement on Form F-1, which we filed with the SEC on October 11, 2013, and which we incorporate by reference to this Proxy Statement.

We encourage our employees, directors and key consultants to assume an important role at our Company via programs that link their compensation to shareholder return. We believe that our quality personnel can be motivated and retained through such programs, and we therefore utilize option grants as part of our compensation strategy.

In February 2015, we announced that we had signed a letter of intent concerning our plans to establish a research and development facility in St. Louis, Missouri, which facility will be headed by a U.S. resident. In November 2015, we announced the official opening of the research and development site in St. Louis, Missouri.

As a result of our U.S. presence, we seek to broaden the scope of the 2013 Plan to enable option grants to employees of the Company or its subsidiaries who are U.S. residents. In order to do so, we adopted an addendum to the 2013 Plan, for purposes of U.S. tax laws. Under the addendum to the 2013 Plan, in the form adopted by our Board in March 2015, or the U.S. Addendum, an updated version of which is annexed to this Proxy Statement as Exhibit A, the Board may grant options to purchase ordinary shares, including “incentive stock options,” or ISOs, to U.S. residents in accordance with the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code.

In order to grant options to purchase ordinary shares pursuant to ISOs, under the applicable provisions of the Code, we are required to obtain (and at the Meeting, we will seek) our shareholders’ approval for the U.S. Addendum to the 2013 Plan.

Under the Code, shareholder approval of the U.S. Addendum must relate to a finite number of ordinary shares issuable pursuant to ISOs.  However, our Board has determined that it would like to maintain flexibility for potential future grants to U.S. employees, as we cannot predict what portion of our future option grants we will grant to U.S. employees. The U.S. Addendum therefore provides that the number of ordinary shares to be available for issuance pursuant to ISOs under the 2013 Plan, as supplemented by the U.S. Addendum, shall not exceed 500,000 ordinary shares. The Board is committed to effectively managing the number of ordinary shares issuable under the 2013 Plan so as to minimize dilution to our shareholders.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that the adoption of the U.S. Addendum to the Evogene Ltd. 2013 Share Option Plan, under which incentive stock options may be granted to our U.S. subsidiary employees and to any other employees of any U.S affiliate of the Company that may be incorporated in the future in accordance with the U.S. Internal Revenue Code of 1986, as amended, as described in Proposal 1 of the Proxy Statement dated February 4, 2016 with respect to the Meeting, be, and hereby is, authorized and approved in all respects.”

Required Vote

 As described above (under “Vote Required for Approval of the Proposal”), the approval of the proposal at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to the proposal.

Board Recommendation

Our Board unanimously recommends a vote FOR the foregoing resolution approving the adoption of our Board adoption of the U.S. Addendum to the 2013 Plan.

OTHER MATTERS

Our Board does not intend to bring any matter before the Meeting other than that specifically set forth in the Notice of Special General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of our Board.

WHERE YOU CAN FIND MORE INFORMATION

We report in an ongoing manner to the SEC.  This Proxy Statement and the proxy card with respect to the proposal to be voted upon at the Meeting are being attached as exhibits to a Report of Foreign Private Issuer on Form 6-K that is being furnished to the SEC and that is available for viewing through the EDGAR website of the SEC at www.sec.gov, at the Magna website of the Israel Securities Authority (www.magna.isa.gov.il), and at the Investor Relations portion of our corporate website, at http://investors.evogene.com/sec-filings.aspx. None of such websites is a part of this Proxy Statement.

By Order of the Board of Directors,
/s/ Eyal Leibovitz
Mr. Eyal Leibovitz
Chief Financial Officer

Dated:  February 4, 2016

Exhibit A
U.S. Addendum to Evogene Ltd. 2013 Share Option Plan

1.
Purpose of the Addendum:  This Addendum shall form an integral part of The Evogene Ltd. 2013 Share Option Plan (the “Plan”) of Evogene Ltd. (the “Company”), and it shall apply only to Employees and Non-Employees who are (i) deemed residents of the United States for purposes of U.S. tax laws; and (ii) employed by the Company or any of its U.S. Subsidiaries, as defined below.

This Addendum modifies the Plan so that it shall comply with the requirements set by the U.S. Internal Revenue Code of 1986, and the Securities Act of 1933(as defined below).

The Plan and this Addendum are complimentary to each other and shall be read and deemed as one. Any requirements provided in this Addendum shall be in addition to the requirements provided in the Plan and in the U.S. Option Agreement (as defined below). In the event of a conflict, whether explicit or implied, between the provisions of the Plan and this Addendum, the latter shall govern and prevail.

2.	Definitions.

2.1	Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meaning in this Addendum.

2.2	For the purposes of this Addendum, the following terms shall have the meaning ascribed thereto as set forth below:

(a)	“Addendum” means this 2015 U.S. Addendum, as amended from time to time.

(b)
“Applicable Laws” means the requirements relating to the adoption and administration of stock option plans under U.S. state corporate laws, U.S. federal and state securities laws, the Code (as defined below), any rules and regulation promulgated thereunder, any stock exchange or quotation system on which the Shares may be listed or quoted and the Applicable Laws of any other country or jurisdiction where Options (are, or will be, granted under the Plan, including, but not limited to, applicable state tax laws.

(c)	“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time.

(d)	“Disability” with regard to Incentive Stock Options and Non-Statutory Stock Options (both as defined below), total and permanent disability, as defined in Section 22(e)(3) of the Code.

(e)
“Designated Beneficiary” shall mean any individual designated by an Optionee determined by the Board, to receive amounts due the Optionee in the event of the Optionee’s death. In the absence of an effective designation by the Optionee, Designated Beneficiary shall mean the Optionee’s estate.

(f)
“Employee” shall mean any employee (including any officer whether or not a Director) of the Company, or of any corporation which is then a Parent or a Subsidiary (as defined below), who has been designated by the Board to participate in the Plan.

(g)	“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

(h)	“Incentive Stock Option” shall mean an Option intended to be and designated as an “incentive stock option” within the meaning of Section 422 of the Code.

(i)	“IPO” means an initial underwritten public offering of the Shares of the Company pursuant to an effective registration statement under the United States Securities Act of 1933, as amended.

(j)	“NonqualifiedStock Option” shall mean an Option that is not an Incentive Stock Option.

(k)
“U.S. Option Agreement” shall mean a written agreement, to be entered into between the Company and an Optionee, which shall set forth the terms and conditions of the Options granted to such Optionee under this Addendum.

(l)
“U.S Optionee” shall mean Employees or Non-Employees who are (i) deemed residents of the United States for the purpose of U.S. tax laws; and (ii) employed by the Company or any of its U.S. Subsidiaries, as defined below.

(m)	“Parent” means a “parent corporation”, whether now or hereafter existing, as defined in Section 424(e) of the Code.

(n)	“Securities Act” shall mean the Securities Act of 1933, as amended.

(o)	“Subsidiary” means a “subsidiary corporation”, whether now or hereafter existing, as defined in Section 424(f) of the Code.

(p)
“Ten-Percent Stockholder” shall mean an Employee, who, at the time an Option is to be granted to him, owns (within the meaning of Section 422(b)(6) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or a Subsidiary (or, if applicable, a Parent Corporation).

3.
Administration: Further to the authorities of the Board, as detailed in Section 2.2 of the Plan, with regard to this Addendum, the Board shall have full power and authority, at all times, to: (i) designate Options as an: Incentive Stock Option and Nonqualified Stock Option to be issued to U.S. residents; and (iii) determine any other matter and execute any document which are necessary or desirable for, or incidental to, the administration of the Addendum and the grant of Options hereunder.

4.
Eligibility: Subject to the terms and conditions of the Plan, Nonqualified Stock Options may be granted only to Non-Employees of the Company and/or of Parent/Subsidiary of the Company. Incentive Stock Options and/or Nonqualified Stock Options may be granted to Employees.

4A.
Option Pool. The maximum aggregate number of Shares that may be issued for the purposes of the Plan commencing as of January 29, 2016 shall be 1,126,972 Shares, which shall be subject to increase by the Board from time to time and shall furthermore be subject to adjustment as provided in Section 9 of the Plan.

The total number of Shares that may be issued pursuant to Incentive Stock Options granted under the Plan shall not exceed 500,000 Shares. The Board may, at its discretion, reduce the number of Shares that may be issued pursuant to Awards under the Plan, at any time (provided that such reduction does not derogate from any issuance of Shares in respect of Options then outstanding).

5.	Terms of Options

(a)
Price. The exercise price for the Shares subject to an Option, or the manner in which such exercise price is to be determined, shall be determined by the Board, provided that, the exercise price per Share of any Incentive Stock Option shall not be less than 100% of the Fair Market Value of a Share as of the date the Option is granted (110% in the case of an Incentive Stock Option granted to a Ten-Percent Stockholder).

(b)
Value of Shares. The aggregate Fair Market Value (determined as of the date the Incentive Stock Option is granted) of the Shares with respect to which all Incentive Stock Options granted under this Addendum, the Plan and all other option plans of the Company become exercisable for the first time by each Optionee during any calendar year shall not exceed one hundred thousand United States dollars ($100,000) with respect to such Optionee. To the extent that the aggregate Fair Market Value of Shares with respect to which the Incentive Stock Options are exercisable for the first time by any Optionee during any calendar years exceeds one hundred thousand United States dollars ($100,000), such Options shall be treated as Nonqualified Stock Options. The foregoing shall be applied by taking options into account in the order in which they were granted, with the Fair Market Value of any Share to be determined at the time of the grant of the Option. In the event the foregoing results in the portion of an Incentive Stock Option exceeding the one hundred thousand United States dollars ($100,000) limitation, only such excess shall be treated as a Nonqualified Stock Option.

(c)
Term. Options shall be for such term as the Board shall determine, provided that no Option shall be exercisable after the expiration of ten years from the date it is granted (five years in the case of an Incentive Stock Option granted to a Ten-Percent Stockholder).

(d)
Exercise Following Termination. Notwithstanding anything else in the Plan to the contrary, Incentive Stock Options that are not exercised within ninety (90) days following termination of Optionee's employment in the Company or its Affiliates and Subsidiaries, or within one year in case of termination of Optionee's employment in the Company or its Affiliates and Subsidiaries due to a disability (within the meaning of section 22(e)(3) of the Code), shall be deemed to be Nonqualified Stock Options.

6.
Adjustments to Incentive Stock Options. Any Option Agreement providing for the grant of Incentive Stock Options shall indicate that adjustments made pursuant to the Plan with respect to Incentive Stock Options could constitute a “modification” of such Incentive Stock Options (as that term is defined in Section 424(h) of the Code) or could cause adverse tax consequences for the holder of such Incentive Stock Options and that the holder should consult with his or her tax advisor regarding the consequences of such “modification” on his or her income tax treatment with respect to the Incentive Stock Option.

7.
Notice to Company of Disqualifying Disposition: Each Employee who receives an Incentive Stock Option must agree to notify the Company in writing immediately after the Employee makes a Disqualifying Disposition of any Shares acquired upon the exercise of an Incentive Stock Option. A Disqualifying Disposition is any disposition (including any sale) of such Shares before a date which is both (a) two (2) years after the date the Employee was granted the Incentive Stock Options, and (b) one (1) year after the date the Employee acquired Shares by exercising the Incentive Stock Option. If the Employee has died before such Share is sold, these holding period requirements do not apply and no Disqualifying Disposition can occur thereafter.

8.
Withholding of Taxes: As a condition to the exercise of an Option and the continued holding of shares received upon exercise of an Option, to the extent required by law, no later than the date as to which an amount first becomes includible in the gross income of an Optionee for federal income tax purposes with respect to any award granted under the Plan and this Addendum, the Optionee shall pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, any federal, state, or local taxes of any kind required by law or the Company to be withheld with respect to such amount. The obligations of the Company under the Plan and this Addendum shall be conditional on such payment or arrangements and the Company and its Subsidiaries shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the Optionee. In its discretion, the Board may permit an Optionee to satisfy withholding obligations by delivering previously owned Shares or by electing to have Shares withheld.

9.
Nontransferability: No Option granted hereunder shall be transferable by the Optionee to whom granted otherwise than by will or the laws of descent and distribution, and an Option may be exercised during the lifetime of such Optionee only by the Optionee or his guardian or legal representative; provided, however that an Optionee may designate a Designated Beneficiary to exercise his Option or other rights under the Plan and this Addendum after his death and, in the discretion of the Board, Options may be transferable pursuant to a Qualified Domestic Relations Order (“QDRO”), as determined by the Board or its designee.

10.
Section 409A of the Code: To the extent applicable, this Addendum, the Plan and any agreement hereunder shall be interpreted in accordance with Section 409A of the Code. Notwithstanding any provision of this Addendum or the Plan to the contrary, in the event that the Board determines that any Option may be subject to Section 409A of the Code, the Board may adopt such amendments to this Addendum, the Plan and such agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Board determines are necessary or appropriate to (a) exempt the Option from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award or (b) comply with the requirements of Section 409A of the Code.

11.
Governing Tax Law: This Addendum and all instruments issued thereunder or in connection therewith shall be governed by and construed and enforced in accordance with the tax laws of the U.S. and the laws of the State of New York, without giving effect to the principles of conflict of laws.

12.	Effectiveness: This Addendum shall be effective with respect to Options granted prior to or after its adoption by the Company.